FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 9, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom
first nine months results 2005

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
investor.relations@telekom.hu

Magyar Telekom first nine months results 2005: balanced segmental performance, consolidation impact of Telekom Montenegro

Budapest – November 9, 2005 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first nine months of 2005, in accordance with International Financial Reporting Standards (IFRS). From the second quarter of 2005, the consolidated income statement includes the results of Telekom Montenegro Group (“TCG”), while the company’s balance sheet has been consolidated in Magyar Telekom’s accounts as of March 31, 2005.

Highlights:

•                  Revenues grew by 2.2% to HUF 459.4 bn (EUR 1,861.3 m) in the first nine months of 2005 compared to the same period in 2004. The higher mobile and data transmission revenues were offset by a combined decline in revenues from outgoing domestic and international traffic. However, the consolidation of TCG’s revenues since Q2 2005 had a positive effect of HUF 14.4 bn.

•                  EBITDA increased by 4.7% to HUF 191.4 bn, with an EBITDA margin of 41.7%.

•                  Gross additions to tangible and intangible assets were HUF 54.9 bn. The portion relating to the fixed line segment reached HUF 25.3 bn with mobile at HUF 29.6 bn. Within this, HUF 4.6 bn was spent on UMTS-related investments.

•                  Following the change to IFRS rules, amortization of goodwill has been discontinued from January 1, 2005, and impairment testing is now carried out on an annual basis. In 2004, depreciation and amortization expenses of Magyar Telekom Group included HUF 13.9 bn of goodwill amortization. In addition, in Q1 2004, the Westel brand name impairment charge relating to the rebranding of Westel to T-Mobile Hungary amounted to HUF 4.4 bn. As a result, in the first nine months of 2005, depreciation and amortization fell to HUF 84.7 bn from HUF 100.7 bn a year earlier.

•                  Fixed line segment: external revenues (after elimination of inter-segment revenues) fell by 3.1% to HUF 244.7 bn as increased data transmission (mainly ADSL) revenues only partially offset the decline, primarily in traffic revenues. EBITDA amounted to HUF 93.6 bn and the EBITDA margin on external revenues was 38.2%

•                  Mobile segment: external revenues grew by 8.8% to HUF 214.7 bn driven by voice revenues and enhanced services revenues. EBITDA amounted to HUF 97.9 bn with the EBITDA margin on external revenues reaching a strong 45.6%.

•                  Group operating profit grew 29.8% to HUF 106.7 bn, mainly driven by a decline in depreciation and amortization as well as a reduction in the cost of equipment sales and employee-related expenses. Net income increased from HUF 41.1 bn (EUR
162.1 m) to HUF 65.0 bn (EUR 263.3 m).

•                  Net cash from operating activities was stable at HUF 144.6 bn due to the combined impact of the growth in EBITDA, an increase in working capital requirements (driven mainly by a change in trade receivables) and severance payments made in the first nine months of 2005. Net cash utilized in investing activities increased to HUF 98.6 bn, mainly driven by the acquisition of the majority stake in TCG. Net cash used in financing activities was HUF 44.9 bn, primarily due to increased borrowing as a result of the TCG transaction and the dividend payment, the majority of which was paid in June 2005.

•                  Net debt grew by HUF 39.1 bn compared to the end of December 2004, driven by the impact of the dividend payment and the TCG transaction. The net debt ratio (net debt to net debt plus equity plus minority interests) increased to 35.8% at the end of September this year (33.1% at the end of September 2004).

Elek Straub, Chairman and CEO commented: “The improvement in our third quarter results of 2005 was supported by the contribution of Telekom Crne Gore, whose impressive EBITDA margin of over 45% clearly demonstrates the success of the acquisition. At the Hungarian fixed line business, a reduction in revenues, mainly attributable to a fall in traffic, did not deter the overall positive margin development due to a proportionately higher reduction in total operating expenses. In addition, the continuous increase in the line per employee ratio demonstrates the positive trend in productivity, in line with our strategic target. At T-Mobile Hungary, we were able to improve the profitability in the third quarter and maintain clear market leadership over the second largest competitor despite a small loss of market share. At our international fixed operations, third quarter results improvement reflect the consolidation impact of TCG this year and the severance provision created at MakTel last year. Overall, we have seen impressive profit contribution from our international mobile operations. Finally, in line with our medium-term strategy, the Board has made a proposal for the merger of Magyar Telekom and T-Mobile Hungary with the aim of capitalising on synergies between the two businesses.”

Hungarian fixed line operations: ADSL program and headcount efficiency in line with targets

Revenues before elimination of turnover from other operations declined by 6.5% to HUF 213.4 bn with an EBITDA margin of 36.6% in the first nine months of 2005. Domestic and international traffic revenues combined declined by 24.9%, mainly due to traffic loss to fixed line competitors and mobile substitution, which resulted in lower volumes. The lower mobile termination rates and discounts provided in our packages contributed to the revenue decline. However, leased line and data revenues continued to grow, recording a 21.0% rise as the number of installed ADSL lines increased. The increased mobile substitution and number portability, both in the business and residential segments accelerated the decline in the total number of fixed lines (down 3.8% at end-September compared to the same period in 2004). The strong focus on improving efficiency is reflected in the lines per employee ratio, which reached 461 at parent company level. Customised tariff packages at the parent company represented 64% of the total number of lines, with over 1.7 million lines at the end of the third quarter of 2005. Magyar Telekom’s Internet subsidiary, T-Online Hungary, reported HUF 19.6 bn in revenues in the first nine months of 2005 against HUF 14.1 bn in the same period of 2004.

International fixed line operations: despite a decline in revenue at MakTel, profitability was maintained; consolidation impact of Telekom Montenegro

Revenues before elimination of turnover from other operations grew by 19.2% to HUF 40.8 bn in the first nine months of 2005. EBITDA increased to HUF 15.5 bn with an EBITDA margin of 37.9%. MakTel’s fixed line business revenues fell as mobile substitution caused a reduction in the revenue-generating customer base. The results were also affected by lower usage and an unfavourable foreign exchange movement. However, due to strict cost controls across the whole company, all expense lines improved, resulting in a strong EBITDA margin of 46.1%. Telekom Montenegro’s fixed line operations brought HUF 9.4 bn in revenues since consolidation, whilst EBITDA was HUF 1.5 bn, including a severance expense of HUF 1.2 bn.

Hungarian mobile operations: clear market leadership maintained, strong financials

Revenues before elimination of turnover from other operations grew by 3.2% in the first nine months of 2005 as a result of higher enhanced service revenues and slightly higher traffic revenues. EBITDA was HUF 81.5 bn with an EBITDA margin of 40.4%. In the third quarter, T-Mobile Hungary’s impressive profitability was driven by the focus on value-added services, usage growth and cost cutting initiatives as well as the HUF 1.1 bn reversal of the accrual created for payments into the Universal Telecommunication Support Fund following a favourable Court decision in September 2005. At the same time, receivables from the Fund shown in the Hungarian fixed line operations were written off in an amount of HUF 0.8 bn, which had an adverse impact on the Hungarian fixed line operations in the third quarter. Operating profit increased strongly, by 39.3% to HUF 56.1 bn, as the vast majority of the write-off relating to the Westel brand name was accounted for in the first quarter of 2004. Average acquisition cost per customer fell sharply, by 34.5%, reflecting lower subsidies in both prepaid and postpaid segments. When calculating subscriber acquisition cost, we include the connection margin (SIM card cost less the connection fee) and the sales-related equipment subsidy and agent fee. Though the introduction of new packages encouraged an increase in usage as well as growth in value added services, the discounts offered, combined with the impact of regulatory changes and the extensive use of the closed user group offers, resulted in a broadly stable ARPU (monthly average revenue per user). MOU (monthly average minutes of use per subscriber) grew to 124 in the first nine months of 2005 reflecting the improved price elasticity.

International mobile operations: impressive profit contributions from both Mobimak and Monet

Revenues before elimination of turnover from other operations grew strongly by 25.0% to HUF 31.3 bn in the first nine months of 2005. EBITDA was HUF 16.4 bn with an EBITDA margin of 52.4%. MakTel’s mobile business reported slight revenue growth in a growing market characterised by strong tariff competition. In addition, the currency movements had a negative impact (-2.2%) on the results. EBITDA grew to HUF 13.5 bn and Mobimak produced an impressive EBITDA margin of 53.6%. The results of the international mobile operations also contained those of Monet, the mobile subsidiary of Telekom Montenegro, which posted revenues of HUF 6.2 bn and EBITDA of HUF 2.9 bn during the Q2-Q3 period (EBITDA margin: 47.4%). The mobile penetration, driven by the tourist season, stood at 99% at the end-Q3 2005 in Montenegro.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiary T-Mobile Hungary is Hungary’s largest mobile telecom provider. Magyar Telekom also holds a 100% stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line operator and its subsidiary Mobimak, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Telekom Montenegro (TCG). TCG Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of September 30, 2005 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s first nine months of 2005 results please visit our website:

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated Balance Sheets - IFRS

(HUF million)

	Sep 30, 2004	Sep 30, 2005	% change
	(Unaudited)	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	33 356	38 546	15.6%
Other financial assets held for trading	2 417	801	(66.9)%
Trade and other receivables	98 643	103 601	5.0%
Inventories	10 171	9 811	(3.5)%
Assets held for disposal	3 200	2 829	(11.6)%
Total current assets	147 787	155 588	5.3%

Non current assets
Property, plant and equipment - net	582 311	574 308	(1.4)%
Intangible assets - net	277 316	311 942	12.5%
Associates	7 307	3 931	(46.2)%
Deferred taxes	4 542	15 546	242.3%
Other non current assets	6 473	7 737	19.5%
Total non current assets	877 949	913 464	4.0%

Total assets	1 025 736	1 069 052	4.2%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans from related parties	60 000	75 935	26.6%
Loans and other borrowings - third party	35 538	54 102	52.2%
Trade and other payables	99 632	113 706	14.1%
Deferred revenue	1 683	914	(45.7)%
Provision for liabilities and charges	8 070	6 806	(15.7)%
Short term derivatives	37	0	(100.0)%
Total current liabilities	204 960	251 463	22.7%

Non current liabilities
Loans from related parties	177 675	212 000	19.3%
Loans and other borrowings - third party	52 724	19 565	(62.9)%
Deferred revenue	1 509	613	(59.4)%
Deferred taxes	2 993	3 189	6.5%
Other non current liabilities	47	158	236.2%
Provisions for liabilities and charges	0	3 175	n.a.
Total non current liabilities	234 948	238 700	1.6%

Minority interests	62 649	67 398	7.6%

Shareholders’ equity
Common stock	104 281	104 281	0.0%
Additional paid in capital	27 382	27 382	0.0%
Treasury stock	(3 842)	(1 984)	(48.4)%
Cumulative translation adjustment	(2 868)	(1 970)	(31.3)%
Retained earnings	398 226	383 782	(3.6)%
Total shareholders’ equity	523 179	511 491	(2.2)%

Total liabilities and shareholders’ equity	1 025 736	1 069 052	4.2%

MAGYAR TELEKOM

Consolidated Income Statements - IFRS

(HUF million)

	9 months ended September 30,		%
	2004	2005	change
	(Unaudited)	(Unaudited)

Revenues

Subscriptions, connections and other charges	80 019	79 344	(0.8)%

Outgoing domestic traffic revenues	87 519	67 904	(22.4)%
Outgoing international traffic revenues	9 398	8 476	(9.8)%
Total outgoing traffic revenues	96 917	76 380	(21.2)%

Incoming domestic traffic revenues	4 402	6 924	57.3%
Incoming international traffic revenues	12 400	11 952	(3.6)%
Total incoming traffic revenues	16 802	18 876	12.3%

Leased lines and data transmission	37 418	46 822	25.1%

Equipment sales	2 207	2 336	5.8%

Other revenues	19 084	20 964	9.9%

Total fixed line revenues	252 447	244 722	(3.1)%

Network usage and access	154 173	169 124	9.7%
Enhanced services	23 286	28 049	20.5%
Equipment sales	17 951	15 777	(12.1)%
Activation fees	597	584	(2.2)%
Other revenues	1 271	1 148	(9.7)%
Total mobile revenues	197 278	214 682	8.8%

Total revenues	449 725	459 404	2.2%

Employee-related expenses	(71 056)	(67 416)	(5.1)%
Depreciation and amortization	(100 680)	(84 721)	(15.9)%
Payments to other network operators	(66 058)	(68 280)	3.4%
Cost of telecommunications equipment sales	(29 652)	(25 429)	(14.2)%
Other operating expenses - net	(100 075)	(106 843)	6.8%

Total operating expenses	(367 521)	(352 689)	(4.0)%

Operating profit	82 204	106 715	29.8%

Net financial expenses	(27 070)	(23 504)	(13.2)%

Share of associates’ results before income tax	2 064	18	(99.1)%

Profit before income tax	57 198	83 229	45.5%

Income tax	(9 903)	(9 812)	(0.9)%

Profit after income tax	47 295	73 417	55.2%

Minority interests	(6 200)	(8 436)	36.1%

Net income	41 095	64 981	58.1%

MAGYAR TELEKOM

Consolidated Cashflow Statement - IFRS

(HUF million)

	9 months ended Sep 30,		%
	2004	2005	change
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Operating profit	82 204	106 715	29.8%
Depreciation and amortization of fixed assets	100 680	84 721	(15.9)%
Change in working capital	(1 262)	(8 065)	539.1%
Amortization of deferred income	(1 254)	(1 161)	(7.4)%
Interest paid	(27 401)	(24 278)	(11.4)%
Bank and other finance charges paid	(2 502)	(2 065)	(17.5)%
Income tax paid	(8 205)	(5 538)	(32.5)%
Other cashflows from operations	1 829	(5 715)	n.m.

Net cashflows from operating activities	144 089	144 614	0,4%

Cashflows from investing activities

Purchase of tangible and intangible assets	(59 936)	(67 258)	12.2%
Purchase of subsidiaries and business units	(8 029)	(37 047)	361.4%
Cash acquired through business combinations	16	1 866	n.m.
Interest received	1 162	1 436	23.6%
Dividends received	1 000	1 729	72.9%
Purchase of trading investments - net	(2 019)	(38)	(98.1)%
Proceeds from disposal of non current assets	3 456	673	(80.5)%

Net cashflows from investing activities	(64 350)	(98 639)	53,3%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(78 284)	(84 507)	7.9%
Net proceeds of loans and other borrowings	11 528	37 704	227.1%
Purchase of treasury shares	0	1 900	n.a.

Net cashflows from financing activities	(66 756)	(44 903)	(32,7)%

Effect of foreign exchange rate changes on cash and cash equivalents	(1 759)	595	n.m.

Change in cash and cash equivalents	11 224	1 667	(85,1)%

Cash and cash equivalents, beginning of period	22 132	36 879	66.6%

Cash and cash equivalents, end of period	33 356	38 546	15.6%

Change in cash and cash equivalents	11 224	1 667	(85.1)%

Summary of key operating statistics

GROUP	Sep 30, 2004	Sep 30, 2005	% change

EBITDA margin	40.7%	41.7%	n.a.
Operating margin	18.3%	23.2%	n.a.
Net income margin	9.1%	14.1%	n.a.
ROA	5.3%	8.3%	n.a.
Net debt	290 164	322 255	11.1%
Net debt to total capital	33.1%	35.8%	n.a.
Number of employees (closing full equivalent) (1)	14 695	12 913	(12.1)%

FIXED LINE SEGMENT	Sep 30, 2004	Sep 30, 2005	% change

Hungarian fixed line operations

Fixed line penetration	37.4%	36.1%	n.a.
Digitalization of exchanges with ISDN	91.5%	99.8%	n.a.
Number of closing lines (2)
Residential	2 077 868	2 007 980	(3.4)%
Business	262 574	251 584	(4.2)%
Payphone	28 221	22 237	(21.2)%
ISDN channels	528 912	505 732	(4.4)%
Total lines	2 897 575	2 787 533	(3.8)%

Traffic in minutes (thousands) (2)
Local (3)	2 389 874	2 438 877	n.m.
Long distance (3)	1 289 261	808 575	n.m.
Fixed to mobile	741 719	578 499	(22.0)%
Domestic outgoing traffic	4 420 854	3 825 951	(13.5)%
International outgoing traffic	102 719	86 992	(15.3)%
Internet (4)	2 212 410	1 577 280	(28.7)%
Total outgoing traffic	6 735 983	5 490 223	(18.5)%

Data products
ADSL lines (2)	163 729	280 137	71.1%
Internet subscribers	244 570	301 047	23.1%
Market share in the dial-up market (estimated)	43%	42%	n.a.
Managed leased lines (Flex-Com connections) (2)	11 157	10 434	(6.5)%
Cable television customers	371 429	391 990	5.5%

Employees
Fixed line employees (closing full equivalent) (2)	8 236	6 101	(25.9)%
Lines per fixed line employees (2)	351.8	456.9	29.9%
Fixed line employees (Magyar Telekom Rt., closing full equivalent)	7 956	5 886	(26.0)%
Lines per fixed line employees (Magyar Telekom Rt.)	354.4	460.8	30.0%

International fixed line operations	Sep 30, 2004	Sep 30, 2005	% change

Macedonian fixed line penetration	29.0%	27.1%	n.a.
Number of closing lines
Residential	523 558	487 913	(6.8)%
Business	56 330	51 261	(9.0)%
Payphone	2 733	2 634	(3.6)%
ISDN channels	40 712	43 942	7.9%
Total Macedonian lines	623 333	585 750	(6.0)%

Macedonian traffic in minutes (thousands)
Local	1 224 399	1 043 292	(14.8)%
Long distance	176 948	154 625	(12.6)%
Fixed to mobile	117 264	105 164	(10.3)%
Domestic outgoing traffic	1 518 611	1 303 081	(14.2)%
International outgoing traffic	26 989	24 048	(10.9)%
Internet	185 978	158 473	(14.8)%
Total outgoing Macedonian traffic	1 731 578	1 485 602	(14.2)%

Data products (Macedonia)
ADSL lines	1 336	6 815	410.1%
Internet subscribers	59 603	79 235	32.9%
Market share in the dial-up market (estimated)	65%	81%	n.a.

Macedonian employees
Fixed line employees (closing full equivalent)	3 113	2 344	(24.7)%
Lines per fixed line employees	200.3	249.9	24.8%

Montenegrin fixed line penetration	n.a.	31.3%	n.a.
Number of closing lines
PSTN lines	n.a.	176 655	n.a.
ISDN channels	n.a.	17 868	n.a.
Total Montenegrin lines	n.a.	194 523	n.a.

Montenegrin traffic in minutes (thousands)
Local	n.a.	220 669	n.a.
Long distance	n.a.	94 194	n.a.
Fixed to mobile	n.a.	32 374	n.a.
Domestic outgoing traffic	n.a.	347 237	n.a.
International outgoing traffic	n.a.	9 673	n.a.
Internet	n.a.	283 362	n.a.
Total outgoing Montenegrin traffic	n.a.	640 272	n.a.

Data products (Montenegro)
ADSL lines	n.a.	568	n.a.
Internet subscribers (5)	n.a.	24 989	n.a.
Market share in the dial-up market (estimated)	n.a.	98%	n.a.

Montenegrin employees
Fixed line employees (closing full equivalent)	n.a.	986	n.a.
Lines per fixed line employees	n.a.	197.3	n.a.

(1)	Includes employees at Telekom Montenegro from March 31, 2005.
(2)	Magyar Telekom Rt. + Emitel (100% owned by Magyar Telekom Rt.)
(3)	Due to reclassification of long distance I. (agglomeration) minutes from long distance to local minutes from January 2005, the 2004 and 2005 figures are not comparable.
(4)

Internet minutes include traffic both on analog lines (reported earlier as local traffic) and on ISDN lines (not reported earlier as traffic minutes) Comparative minutes figures for prior quarters will be posted to the Investor Relations page of the Magyar Telekom website.

(5)	Internet RPC figures in Montenegro are not consistent yet with the Magyar Telekom group standard

MOBILE SEGMENT	Sep 30, 2004	Sep 30, 2005	% change

Hungarian mobile operations

Mobile penetration	83.0%	90.0%	n.a.
Market share of T-Mobile Hungary	47.6%	45.1%	n.a.
Number of customers (RPC)	3 989 489	4 095 374	2.7%
Postpaid share in the RPC base	27.9%	30.9%	n.a.
MOU	114	124	8.8%
ARPU	4 937	4 914	(0.5)%
Postpaid ARPU	11 929	11 120	(6.8)%
Prepaid ARPU	2 386	2 281	(4.4)%
Overall churn rate	14.0%	17.7%	n.a.
Postpaid	11.9%	10.1%	n.a.
Prepaid	14.8%	21.0%	n.a.
Enhanced services within ARPU	598	692	15.7%
Average acquisition cost (SAC) per customer	10 881	7 124	(34.5)%

International mobile operations

Macedonian mobile penetration	43.5%	59.1%	n.a.
Market share of Mobimak	77.6%	69.2%	n.a.
Number of customers (RPC)	693 097	844 805	21,9%
Postpaid share in the RPC base	16.4%	15.4%	n.a.
MOU	67	63	(6.0)%
ARPU	3 982	3 077	(22.7)%

Montenegrin mobile penetration	n.a.	99.1%	n.a.
Market share of Monet	n.a.	43.7%	n.a.
Number of customers (RPC)	n.a.	268 566	n.a.
Postpaid share in the RPC base	n.a.	10.9%	n.a.
MOU	n.a.	131	n.a.
ARPU	n.a.	3 850	n.a.

Analysis of the Financial Statements

for the nine months ended September 30, 2005

Exchange rate information

The Euro strengthened by 1.0% against the Hungarian Forint year on year (from 247.02 HUF/EUR on September 30, 2004 to 249.59 HUF/EUR on September 30, 2005). The average HUF/EUR rate decreased from 253.59 in the first nine months of 2004 to 246.82 in the same period of 2005.

The U.S. Dollar strengthened by 3.5% against the Hungarian Forint year on year (from 200.52 HUF/USD on September 30, 2004 to 207.56 HUF/USD on September 30, 2005).

Analysis of group income statements

Magyar Telekom acquired a 51.12% stake in the Montenegrin Telecommunications Company (“Telekom Montenegro” or “TCG”) from the government of Montenegro in March 2005. At the same time, we acquired an additional 21.92% of TCG’s shares from minority shareholders. As the result of a public offer, Magyar Telekom acquired a 3.49% stake in TCG on May 24, 2005 increasing its total stake to 76.53%.

TCG’s balance sheet was consolidated in our accounts as of March 31, 2005, while the results of TCG are included in our consolidated income statement from the second quarter of 2005.

TCG’s results included in our first nine months 2005 financial statements reflect the effect of the purchase price allocation in its preliminary state only. In addition, we are still in the process of reviewing TCG’s accounting policies and processes as well as their consistency with the Magyar Telekom Group policies. As a result, certain reclassifications and/or restatements may occur in the upcoming quarterly reports. While TCG’s results are not significant compared to the Magyar Telekom Group as a whole, they are material in the standalone results of the international fixed and mobile operations.

Revenues

Revenues from fixed line subscriptions, connections and other charges decreased by 0.8% in the first three quarters of 2005 compared to the same period in 2004 mainly driven by lower ISDN subscription fee revenues at Magyar Telekom Rt. due to the lower number of average ISDN connections.

PSTN subscription fees showed a decrease at Maktel reflecting the lower average number of customers and higher number of two-way disconnected lines. Lower value-added services relating to Sulinet as well as decreased PBX revenues at BCN Rendszerház also had negative influence on revenues from other charges.

These decreases were partly compensated by the consolidation of TCG’s revenues in 2005. In addition, analog subscription fee revenues increased at Magyar Telekom Rt. due to price increases from January 1, 2005. The XL and XXL supplementary packages as well as the newly introduced Favorit packages at Magyar Telekom Rt. also generated higher revenues in line with their higher customer base.

Outgoing domestic fixed line traffic revenues in the first nine months of 2005 amounted to HUF 67.9 bn compared to HUF 87.5 bn in the same period of 2004. Outgoing domestic traffic decreased by 13.5% in the Hungarian fixed line operations, mainly due to competition from other fixed line service providers and mobile substitution. The proportion of calls changed unfavorably as well, as the higher priced long distance and fixed to mobile traffic decreased to greater extent than local traffic. The decrease in revenue is higher than the decrease in traffic, due to lower average per minute fees. In line with the decision of the National Regulatory Authority to reduce fixed to mobile termination rates, Magyar Telekom recorded a reduction in the fixed to mobile revenues. Both Magyar Telekom Rt. and Emitel offered several price discounts to customers choosing different tariff packages. At the end of September 2005, approximately 64% of Magyar Telekom Rt.’s customers chose customized tariff packages, the most popular of which is the Felezo (Halving) package and our new Favorit packages. The increased subscriber number of the XL, XXL supplementary packages also contributed to the decrease in the average per minute fees. Outgoing domestic traffic revenues also decreased at Maktel due to lower usage, partly compensated by price increases in July 2004 and in August 2005. The consolidation of TCG’s revenues in 2005 partly offset these decreases.

Outgoing international fixed line traffic revenues decreased by 9.8%, from HUF 9.4 bn in the first three quarters of 2004 to HUF 8.5 bn in the same period of 2005. This decrease is mainly due to decreased outgoing minutes as well as price discounts given to subscribers of optional tariff packages at Magyar Telekom Rt. Outgoing international traffic revenues also decreased at Maktel as a result of lower volume of minutes. The consolidation of TCG’s revenues in 2005 partly offset these decreases.

Incoming domestic fixed line traffic revenues for the first nine months of 2005 increased by 57.3% compared to the same period in 2004. The main reason for this increase is the additional revenue resulting from the consolidation of TCG. At Magyar Telekom Rt. revenues from LTOs increased due to higher interconnection traffic (both call origination and call termination) resulting from the increased customer base of other fixed line service providers, partly offset by lower LRIC-based rates introduced on June 15, 2004. These increases were partly offset by decreased incoming domestic traffic revenues from mobile operators at Magyar Telekom Rt. resulting from lower traffic as well as lower interconnection rates mainly in the mobile to international call relation.

Incoming international fixed line traffic revenues decreased to HUF 12.0 bn for the nine months ended September 30, 2005 compared to HUF 12.4 bn for the same period in 2004. Incoming international revenues decreased mainly at Maktel due to lower average settlement rates and stronger MKD against the SDR. Incoming international traffic revenues at Magyar Telekom Rt. declined as well mainly due to significant decrease in average settlement rates and lower HUF/SDR exchange rate. The volume of incoming international traffic somewhat increased as higher traffic terminated in Magyar Telekom Rt. and LTO areas was only partly offset by lower mobile terminated international traffic transited by Magyar Telekom Rt. (due to migrations of international calls to mobile networks). The decrease in incoming international fixed line traffic revenues was partly mitigated by the consolidation of TCG’s revenues in 2005.

Revenues from leased lines and data transmission of the fixed line operations grew to HUF 46.8 bn in the first nine months of 2005 compared to HUF 37.4 bn in the same period last year. This growth was due to the strong increase in the number of ADSL and Internet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers of Magyar Telekom Rt. and Emitel grew to 280,137 (from 163,729 at the end of the first three quarters of 2004) and the number of T-Online Internet connections grew by 23.1% to 301,047 compared to the previous year. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth. The consolidation of TCG’s revenues in 2005 also contributed to the revenue increase to a smaller extent.

Revenues from fixed line equipment sales slightly increased to HUF 2.3 bn for the nine months ended September 30, 2005 compared to HUF 2.2 bn for the same period in 2004. Equipment sales revenue increase is due to higher revenues at BCN and higher amount of phonesets sold at Magyar Telekom Rt., partly offset by reduced prices and less equipment sold at Maktel.

Other fixed line revenues increased by 9.9% and amounted to HUF 21.0 bn in the first three quarters of 2005. Other revenues include construction, maintenance, cable television and miscellaneous revenues. The increase in other revenues is mainly due to the growth in cable TV revenue resulting from the increase in average number of cable TV subscribers and price increases effective from January 1, 2005.

Revenues from mobile telecommunications services amounted to HUF 214.7 bn for the nine months ended September 30, 2005 compared to HUF 197.3 bn for the same period in 2004 (an 8.8% increase). From the second quarter of 2005, the consolidated revenue of Monet, our Montenegrin mobile operator positively affected the revenues from mobile operations. As of September 30, 2005, Monet had about 270,000 customers.

The majority of mobile telecommunications revenue is generated by T-Mobile Hungary, where the growth in revenues mainly resulted from the 8.8% higher average Minutes of Use (“MOU”) and the 4.8% higher average customer base. While the penetration growth of mobile customers has slowed down in Hungary, T-Mobile Hungary still maintains its leading position with 45.1% market share. Prepaid customers accounted for 73.4% of gross additions in the first nine months of 2005 and represent 69.1% of total T-Mobile Hungary customers as of September 30, 2005 compared to 72.1% a year earlier. The proportion of prepaid customers has decreased as some of these customers migrate to more favorable, for example flat-rate postpaid packages.

Within mobile telecommunications services, network usage and access represents the largest portion of revenues. It increased by 9.7% and amounted to HUF 169.1 bn in the first three quarters of 2005. Its growth was mainly driven by the increased traffic generated by T-Mobile Hungary’s customers. T-Mobile Hungary’s average usage per customer per month measured in MOU increased by 8.8% from 114 minutes in the first nine months of 2004 to 124 minutes in the same period of 2005. T-Mobile Hungary’s monthly average revenue per user (“ARPU”) decreased by 0.5% from HUF 4,937 in the first three quarters of 2004 to HUF 4,914 for the same period of 2005 partly due to lower fixed to mobile termination rates. In addition, the proportion of calls within the T-Mobile Hungary network with lower per minute fees increased due to higher penetration and increased offers to closed user groups. Strong competition in the Hungarian mobile market also puts a negative pressure on mobile per minute fees.

Within mobile telecommunications services, enhanced services show the highest increase as it grew from HUF 23.3 bn to HUF 28.0 bn by 20.5% year over year. This revenue includes primarily short message service (“SMS”) and multimedia message service (“MMS”). The revenue growth is due to the increasing proportion of content messages with higher rates and higher access (data, Internet, GPRS, etc.) revenues.

Mobile equipment sales revenues decreased by 12.1% in the first three quarters of 2005 compared to the same period of last year due to lower average price of phonesets and less gross additions to customers at T-Mobile Hungary.

Revenues from mobile telecommunications services at Mobimak moderately increased as a result of higher average number of mobile customers, partly offset by lower MOU and tariffs. The number of Mobimak customers increased by 21.9% and reached 844,805 at September 30, 2005. Mobimak’s average usage per customer per month measured in MOU decreased by 6.0% from 67 minutes in the first three quarters of 2004 to 63 minutes in the same period of 2005. The revenue increase in MKD was also offset by the strengthening of the HUF against the MKD.

Operating Expenses

Employee-related expenses for the first three quarters of 2005 amounted to HUF 67.4 bn compared to HUF 71.1 bn for the same period in 2004 (a decrease of 5.1%). The main driver of the decrease is the HUF 3.4 bn provision made by Maktel in 2004 for its severance program. In addition, average headcount decreased significantly, especially at Magyar Telekom Rt. and Maktel. The group headcount figure fell from 14,695 on September 30, 2004 to 12,913 on September 30, 2005 (including 1,143 employees of TCG Group on September 30, 2005). As a result of decreased headcount, the number of lines per fixed line employee at Magyar Telekom Rt. increased to 460.8 at the end of September 2005 compared to 354.4 a year earlier.

The decrease in employee-related expenses was partly offset by the inclusion of TCG expenses (including their severance costs for the voluntary leave program) and also by the 5.6% average wage rate increase from April 1, 2005 at Magyar Telekom Rt.

Depreciation and amortization decreased significantly by 15.9% to HUF 84.7 bn in the first nine months of 2005 from HUF 100.7 bn in the same period last year. This decrease is partly due to the impairment of Westel brand name as a result of rebranding as T-Mobile Hungary, which resulted in a HUF 4.4 bn additional amortization charge in the first quarter of 2004. In accordance with the IFRS 3 standard, no amortization of goodwill was accounted relating to acquisitions after March 31, 2004, and existing goodwill is not amortized from January 1, 2005 which also contributed to the decrease. Lower depreciation expense at Magyar Telekom Rt. is also due to decreased amortization of certain fixed assets because of scrapping and impairments in 2004. The inclusion of TCG’s depreciation expenses partly offset the decrease.

Payments to other network operators reached HUF 68.3 bn in the first nine months of 2005 compared to HUF 66.1 bn in the same period of 2004, mainly due to the consolidation of TCG’s expenses. The increase was also due to the 1.9% increase in outpayments to mobile operators, mainly driven by T-Mobile Hungary’s outpayments to other GSM service providers due to higher mobile penetration. In addition, with the introduction of flat-rate packages, the proportion of calls to the networks of other service providers increased, resulting in higher outpayments. Magyar Telekom’s outpayments to mobile operators decreased to a large extent due to the lower fixed to mobile termination rates. Interconnection traffic between Magyar Telekom Rt. and the LTOs increased significantly as well, but the traffic increase was offset by lower LRIC-based rates. Higher network rental fee expenses primarily resulted from increased fees at Combridge, our Romanian subsidiary. Domestic outpayments at Mobimak increased as well due to the higher subscriber base of the other mobile service provider in Macedonia. International network access charges showed a slight increase as higher roaming outpayments at T-Mobile Hungary were almost offset by decreased international outpayments at Magyar Telekom Rt. and Maktel. The decrease in international outpayments at Magyar Telekom Rt. resulted from lower minutes, the strengthening of HUF against the SDR as well as lower average settlement rates with foreign service providers. Lower outpayments of Maktel were driven by decreased traffic.

The cost of telecommunications equipment sales for the nine months ended September 30, 2005 was HUF 25.4 bn compared to HUF 29.7 bn for the same period in 2004. The 14.2% decrease is mainly due to lower average cost of phonesets at T-Mobile Hungary. The cost of equipment sales also decreased at Magyar Telekom Rt. due to lower cost of phonesets and at Maktel, where less equipment was sold. Mobimak’s equipment sales costs also showed a decrease due to lower average cost of phonesets, partly compensated by the higher amount of gross additions to subscribers.

Other operating expenses - net increased by 6.8% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. This increase was primarily due to the inclusion of TCG’s expenses. Subcontractor’s fees also increased as a result of increased commissions related to tariff packages sold both in LTOs’ and Magyar Telekom Rt.’s service areas and commissions paid for new cable TV and Internet subscribers. These increases were partly offset by lower fees and levies at T-Mobile Hungary as a result of the reversal of HUF 1.1 bn provision for its contribution to the Universal Telecommunications Support Fund. At the same time, Magyar Telekom Rt. has written off its related receivables, which had a negative impact of HUF 0.8 bn on this expense line. Although individual elements of other operating expenses increased also due to the rebranding of the fixed line operations, these expenses are compensated by the parent company (Deutsche Telekom), therefore on net terms they do not result in increased net operating expenses.

Operating Profit

Operating margin for the first three quarters ended September 30, 2005 was 23.2%, while operating margin for the same period in 2004 was 18.3%. The increase is mainly due to the significant decrease in depreciation and amortization charges in connection with the discontinuation of the goodwill amortization from January 1, 2005 and the write-off of Westel brand name.

Net financial expenses

Net financial expenses were HUF 23.5 bn in the first nine months of 2005 compared to HUF 27.1 bn in the same period of 2004. Net financial expenses decreased mainly due to the HUF 2.2 bn decrease in HUF interest expenses due to lower average HUF interest rates. In addition, the lower expenses were driven by the HUF 0.7 bn higher foreign exchange gain at Maktel as a result of the weakening of MKD against USD, in which the majority of its foreign currency cash and receivables are denominated. Interest income increased at Maktel as it held higher amount of cash and deposits in banks at longer maturities. Net financial expenses included HUF 1.2 bn net FX gain, HUF 24.0 bn interest expense, HUF 2.1 bn other financial charges and HUF 1.4 bn interest and other financial income in the first nine months 2005.

Share of associates’ results before income tax

Share of associates’ results amounted to HUF 18 million for the first three quarters of 2005 compared to HUF 2,064 million for the same period in 2004, reflecting the significant gain on Hunsat’s sale of its investment in Eutelsat in the first quarter of 2004. The low performance of T-Systems Hungary also contributed to the decrease.

Income tax

Income tax expense slightly decreased from HUF 9.9 bn in the first nine months 2004 to HUF 9.8 bn in the first nine months 2005 despite the higher profit before tax as the tax base had to be adjusted for certain non-taxable items. The most significant of these non-taxable revenues is the compensation received by Magyar Telekom Rt. from Deutsche Telekom for the costs we incurred in connection with rebranding.

Minority interests

Minority interests in the first three quarters of 2005 were HUF 8.4 bn compared to HUF 6.2 bn for the same period in 2004. The increase mainly results from the better performance of Maktel.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of September 30, 2004 were HUF 1,026 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,069 bn as of September 30, 2005.

Loans and other borrowings

The current portion of loans and other borrowings increased by 36.1% from September 30, 2004 to HUF 130.0 bn at September 30, 2005. This increase in current loans and other borrowings is mainly due to HUF 73.7 bn of loans from DT International Finance BV, which matured into current.

Non current loans and other borrowings increased by 0.5% from September 30, 2004 to HUF 231.6 bn at September 30, 2005. This slight increase reflects the balance of two effects. On the one hand, the maturity date of the existing loan portfolio has come closer; on the other hand, new long term loans which financed the dividend payment of Magyar Telekom Rt. and the acquisition of the majority stake in TCG increased the amount of the non current loan portfolio.

At September 30, 2005, almost 100% of the loan portfolio was HUF denominated. At the end of the first three quarters of 2005, 27.5% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 35.8% at September 30, 2005 compared to 33.1% a year earlier.

Analysis of group cashflow

Net cashflows from operating activities slightly increased by 0.4% compared to the first nine months of 2004 and amounted to HUF 144,614 million in the same period of 2005. The increase in EBITDA and interest income was almost offset by higher increase in debtor balance in the first three quarters of 2005 compared to the same period in 2004 and the severance payments made in the first nine months of 2005.

Net cashflows from investing activities amounted to minus HUF 98,639 million in the first three quarters of 2005, while it was minus HUF 64,350 million for the same period in 2004. This HUF 34,289 million increase in cash outflow is predominantly due to higher amounts paid for the purchase of subsidiaries as Magyar Telekom acquired a total share of 76.53% in TCG in 2005.

Net cashflows from financing activities amounted to minus HUF 66,756 million in the first nine months of 2004 compared to minus HUF 44,903 million in the same period of 2005. While during the first three quarters of 2004, Magyar Telekom took a net HUF 11,528 million loan, in the same period of 2005 it took a net HUF 37,704 million mainly in connection with the acquisition of Telekom Montenegro and the dividend payments of Magyar Telekom Rt. Dividends paid to shareholders increased by HUF 6,223 million mainly due to higher amount of dividends paid to minority shareholders of Maktel in 2005.

Analysis of segment results

Magyar Telekom divides the two business segments (fixed line and mobile) into Hungarian and international operations, thus the segment reporting information below presents these four activities. The sum of the financial results of the four operations presented below does not equal to the group financial results because of intra- and intersegment eliminations.

Hungarian fixed line operations

Hungarian fixed line operations include Magyar Telekom Rt. and its consolidated subsidiaries, other than T-Mobile Hungary and our Macedonian and Montenegrin subsidiaries.

HUF millions	9 months ended Sep 30, 2004	9 months ended Sep 30, 2005	Change (%)
Subscriptions, connections and other charges	72,562	71,436	(1.6)
Traffic revenues	94,883	71,266	(24.9)
Leased lines and data transmission	38,942	47,133	21.0
Equipment sales and other revenues	21,901	23,544	7.5
Total revenues	228,288	213,379	(6.5)
EBITDA	81,535	78,099	(4.2)
Operating profit	31,044	32,501	4.7
Property, plant and equipment	392,553	359,094	(8.5)
Intangible assets	31,988	31,288	(2.2)
Gross additions to tangible and intangible fixed assets	22,491	22,440	(0.2)
Headcount (closing full equivalent)	9,391	7,285	(22.4)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the Hungarian fixed line operations showed a 6.5% decrease year over year. The outgoing domestic fixed voice business experienced a decline due to price and usage decreases. Outgoing international traffic revenues decreased as well as a result of lower per minute rates included in our various tariff packages and lower outgoing traffic. The increase in incoming domestic traffic revenues was mainly due to higher LTO call origination and termination traffic in line with the higher customer base of other fixed line telecommunications service providers. This increase was partly offset by lower revenue from mobile operators owing to lower LRIC-based rates and decreased volume of interconnection minutes mainly in mobile to international direction at Magyar Telekom Rt. Incoming international traffic revenues declined due to significantly lower international average settlement rates and to a lesser extent due to the stronger HUF against the SDR. Leased lines and data transmission services increased by 21.0% in the first nine months of 2005 compared to the same period of 2004 driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the Hungarian fixed line operations increased by 4.7% due to lower payments to other network operators, depreciation and amortization expenses, employee-related expenses and cost of equipment sales. These positive effects were partly offset by lower traffic revenues and increased other operating expenses.

International fixed line operations

In the first three quarters of 2004, international fixed line operations include Maktel, Stonebridge, Telemacedonia and the related goodwill arising on consolidation. In the first three quarters of 2005, these figures also include the second and third quarter results of the fixed line and the Internet operations of Telekom Montenegro.

HUF millions	9 months ended Sep 30, 2004	9 months ended Sep 30, 2005	Change (%)
Subscriptions, connections and other charges	8,052	8,549	6.2
Traffic revenues	22,310	27,343	22.6
Leased lines and data transmission	2,746	3,824	39.3
Equipment sales and other revenues	1,087	1,044	(4.0)
Total revenues	34,195	40,760	19.2
EBITDA (1)	10,861	15,455	42.3
Operating profit	4,052	8,058	98.9
Property, plant and equipment	57,160	76,932	34.6
Intangible assets	15,005	19,474	29.8
Gross additions to tangible and intangible fixed assets	1,942	2,813	44.9
Headcount (closing full equivalent)	3,113	3,330	7.0

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

(1) In the first nine months of 2005, the EBITDA of the international fixed line operation includes HUF 1.2 bn severance expenses at TCG. The headcount reduction at the fixed line operations of our Montenegrin subsidiary affected approximately 240 employees.

From the second quarter of 2005, the consolidation of TCG’s fixed line operation had significant effect on the results of the international fixed line operations. TCG’s revenue reached HUF 9.4 bn with an operating profit of HUF 311 million and HUF 1.5 bn EBITDA. The closing number of fixed line employees was 986 on September 30, 2005.

Increases in subscription, connections and other charges as well as traffic revenues were due to the consolidation of TCG from the second quarter of 2005, which was partly offset by the lower revenues of Maktel.

Lower subscriptions revenues at Maktel in the first nine months of 2005 resulted from the lower average number of PSTN customers. The total number of fixed line subscribers at Maktel decreased by 6.0% to 585,750 at September 30, 2005. Outgoing domestic traffic revenues decreased mainly due to usage decrease, partly offset by general price increases as tariff rebalancing occurred in July 2004 and in August 2005. Lower outgoing international traffic revenues resulted from decreased volume of traffic. Incoming international traffic revenues decreased as well, mainly due to stronger MKD against the SDR and lower average settlement rates, partly offset by increased traffic.

Revenues from leased lines and data transmission showed an increase because of significantly higher number of ADSL subscribers as well as increased average number of Internet customers. The number of Maktel’s Internet subscribers increased further and reached 79,235 by September 30, 2005 from 59,603 a year earlier. These increases were partly compensated by decreased international leased line revenues due to lower number of international leased line contracts. Equipment sales revenues of Maktel decreased due to less phonesets sold and lower average price of phonesets.

Total operating expenses at Maktel decreased mainly because of decreases in employee-related expenses, payments to other network operators, depreciation and amortization (mainly due to cessation of goodwill amortization), as well as decreased other operating expenses. Because of the successful cost-cutting efforts the decrease in expenses could exceed revenue loss and this led higher operating profit at Maktel.

Hungarian mobile operations

Hungarian mobile operations include T-Mobile Hungary and the related goodwill arising on consolidation.

HUF millions	9 months ended Sep 30, 2004	9 months ended Sep 30, 2005	Change (%)
Network usage and access	155,775	159,656	2.5
Enhanced services	20,855	25,305	21.3
Equipment sales	16,702	14,571	(12.8)
Activation fees and other revenues	1,805	1,911	5.9
Total revenues	195,137	201,443	3.2
EBITDA	77,375	81,460	5.3
Operating profit	40,293	56,134	39.3
Property, plant and equipment	115,276	116,065	0.7
Intangible assets	187,666	202,967	8.2
Gross additions to tangible and intangible fixed assets	24,401	25,533	4.6
Headcount (closing full equivalent)	1,779	1,717	(3.5)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobile penetration reached 90.0% in Hungary and T-Mobile Hungary accounts for 45.1% market share in the highly competitive mobile market.

Revenues in the Hungarian mobile operations increased by 3.2% in the first nine months of 2005 compared to the same period in 2004 due to the increase in the number of mobile customers. T-Mobile Hungary’s customer base increased by 2.7% to 4,095,374 subscribers, including 2,831,129 prepaid customers by September 30, 2005. Average monthly usage per T-Mobile Hungary subscriber increased by 8.8% from 114 minutes in the first nine months of 2004 to 124 minutes in the same period of 2005. T-Mobile Hungary’s ARPU decreased by 0.5% from HUF 4,937 in the first three quarters of 2004 to HUF 4,914 in the same period of 2005. Revenues from call terminations remained stable in the Hungarian mobile operations. While interconnection fees from Magyar Telekom Rt. decreased due to the lower per minute termination fees, interconnection fees received from other mobile service providers increased due to higher mobile penetration and traffic.

Operating profit shows a 39.3% increase as total operating expenses decreased by HUF 9.5 bn and revenues increased by HUF 6.3 bn year over year. The decrease in operating expenses is due to the significant decrease in depreciation charges resulting from the discontinuation of the goodwill amortization from January 1, 2005 and the impairment on the Westel brand name booked in the first quarter of 2004, partly offset by higher payments to other network operators.

International mobile operations

In the first three quarters of 2004, international mobile operations include Mobimak and the related goodwill arising on consolidation. In the first three quarters of 2005, these figures also include the second and third quarter results of Monet, the mobile subsidiary of Telekom Montenegro.

HUF millions	9 months ended Sep 30, 2004	9 months ended Sep 30, 2005	Change (%)
Network usage and access	20,621	26,484	28.4
Enhanced services	2,453	3,061	24.8
Equipment sales	1,528	1,364	(10.7)
Activation fees and other revenues	454	399	(12.1)
Total revenues	25,056	31,308	25.0
EBITDA	13,108	16,419	25.3
Operating profit	6,810	10,022	47.2
Property, plant and equipment	17,322	22,217	28.3
Intangible assets	42,657	58,213	36.5
Gross additions to tangible and intangible fixed assets	3,361	4,081	21.4
Headcount (closing full equivalent)	412	581	41.0

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

The acquisition of Monet had positive impact on the results of the international mobile operations. Total revenues of Monet amounted to HUF 6.2 bn with an operating profit of HUF 1.8 bn and EBITDA reached HUF 2.9 bn. The closing number of Monet employees was 157 at the end of September 2005.

Total revenues of Mobimak in MKD terms increased by 2.6%, which was largely offset by the 2.2% strengthening of the HUF against the MKD. The 0.4% revenue increase in HUF terms in the first nine months of 2005 was mainly due to higher average customer base. Mobimak’s subscriber base increased significantly by 21.9% to 844,805 including 714,793 prepaid customers on September 30, 2005. Mobimak had 69.2% share in the Macedonian mobile market and mobile penetration was 59.1% at the end of the first three quarters of 2005.

Lower MOU and lower tariffs had negative effects on mobile traffic revenues. Equipment sales revenues decreased as a result of lower average sales price of phonesets, slightly offset by the increased number of gross additions.

Total operating expenses decreased at Mobimak by 7.4%, mainly because from January 1, 2005 no amortization of goodwill is accounted for in line with the IFRS 3 standard, lower cost of equipment sales and lower other expenses.

Company name:	Magyar Telekom Rt.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2005 - September 30, 2005
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		x
Consolidated	x
Accounting principles	Hungarian	IFRS x	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Rt.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	100.00%	100.00%	L
Telekom Crne Gore	mEUR 141	76.53%	76.53%	L
T-Mobile Hungary	8,031	100.00%	100.00%	L
BCN Rendszerház	6,161	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
T-Online Hungary	1,906	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
EurAccount	450	100.00%	100.00%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.99%	50.99%	L
ProMoKom	21	100.00%	100.00%	L
X-Byte	20	100.00%	100.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Matáv	3	100.00%	100.00%	L
Axelero Internet	3	100.00%	100.00%	L
MatávKábel TV	3	100.00%	100.00%	L
Viabridge	mEUR 1.161	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Novatel Ukraine	mEUR 0.15	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	1,166
Future obligations from rental and operating lease contracts	30,831
Future obligation from capex contracts	12,508
Other future obligations	1,316

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	7,956	7,740	5,886
Group	14,695	13,724	12,913

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	7,740	6,732	6,364	5,886
Group	13,724	14,025	13,683	12,913

RS1. Ownership Structure, Ratio of Holdings and Votes

	Year Opening (January 1st, 2005)				Closing Voting right%	Total equity (Sep 30th , 2005) No. of shares
Description of owners	Ownership ratio%	Voting right%	No. of shares	Ownership ratio%
Domestic institution/company	3.51	3.53	36,581,576	4.53	4.54	47,218,417
Foreign institution/company	88.37	88.79	921,543,267	88.60	88.81	923,869,687
Domestic individual	1.96	1.97	20,451,358	0.00	0.00	5,940
Foreign individual	0.02	0.02	207,289	0.00	0.00	0
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.47	n.a.	4,900,000	0.24	n.a.	2,532,025
Government Institutions	0.31	0.31	3,244,326	0.08	0.08	820,124
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	4.51	4.53	47,067,116	5.43	5.44	56,650,995
Depositaries	0.84	0.84	8,765,839	1.12	1.13	11,714,412
Other	0.01	0.01	50,829	0.00	0.00	0
„B” Share	0.00	0.00	1	0.00	0.00	1
Total	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

*Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	4,900,000	4,900,000	4,900,000	2,532,025
Subsidiaries	0	0	0	0
Total	4,900,000	4,900,000	4,900,000	2,532,025

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.21	59.36	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	87,330,650	8.37	8.39	ADR Depository

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	-	76,338
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 April 27, 2000	-	8,000
BM	Achim Berg	Board Member	April 28, 2004	-	0
BM	Dr. István Földesi	Board Member	April 25, 2003	-	0
BM	Michael Günther	Board Member	April 26, 2002	-	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	-	400
BM	Gerhard Mischke	Board Member	April 27, 2005	-	0
BM	Dr. Mihály Patai	Board Member Remuneration Committee Member	April 28, 1998	-	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	-	0
BM	Dr. György Surányi	Board Member	April 28, 2004	-	0
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee Member	May 26, 1997	-	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	-	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	-	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	-	0
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	-	0
SBM	Wolfgang Hauptmann	Supervisory Board Member	April 25, 2003	-	0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	-	0
SBM	Wolfgang Kniese	Supervisory Board Member	April 27, 2005	-	0
SBM	Dr. Thomas Knoll	Supervisory Board Member	April 27, 2005	-	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	-	0
SBM	György Varju	Supervisory Board Member	April 27, 2005	-	37
SBM	Péter Vermes	Supervisory Board Member Audit Committee Member	June 27, 1995	-	8,800
SE	Christopher Mattheisen	Chief Operating Officer, Wireline Services Line of Business	September 1, 2002	-	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	-	0
SE	Zoltán Tankó	Chief Operating Officer, Corporate Services Line of Business	January 1, 2002	-	1,100
Own share property total:					100,947

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until May 31, 2007, unless otherwise stated.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 17, 2005	Magyar Telekom announced that it had been selected to enter into exclusive negotiations to acquire Telekom Montenegro
January 20, 2005	The Board of Directors of Magyar Telekom made a conceptual decision on the renaming of Matáv to Magyar Telekom
January 21, 2005	The Board of Directors of Magyar Telekom notified its shareholders that the company will hold an Extraordinary General Meeting on February 22, 2005
February 1, 2005	Magyar Telekom announced to further outplace its real estate opreations
February 21, 2005	Magyar Telekom announced that it has signed an agreement to acquire X-Byte Kft.
February 22, 2005	Magyar Telekom’s Extraordinary General Meeting approved the decision of the Board of Directors on changing the name of Matáv to Magyar Telekom
March 3, 2005	Standard & Poor’s upgraded Magyar Telekom’s rating from BBB+ to A-, with a stable outlook
March 16, 2005	Magyar Telekom signed a Share Purchase Agreement to acquire 51.12% of the shares of Telekom Montenegro from the Government of Montenegro
March 16, 2005	Magyar Telekom announced that the proportion of shares held by JP Morgan Case Bank fell below 10%, to 9.97% on March 11, 2005
March 21, 2005	Magyar Telekom signed a loan agreement with Deutsche Telekom on a medium term Hungarian forint-denominated loan. The loan will be used for the acquisition of the 51.12% of Telekom Montenegro.
March 22, 2005	Magyar Telekom announced that the Board of Directors proposed to Shareholder a dividend payment of HUF 70 per share (par value HUF 100) for the fiscal year 2004
March 23, 2005	Magyar Telekom informed its shareholders on the sale of shares not submitted for dematerialisation
March 25, 2005	The Board of Directors of Magyar Telekom notified its shareholders that the company will hold an Annual General Meeting on April 27, 2005
March 29, 2005	Magyar Telekom informed its shareholders on the payment of printed shares not submitted for dematerialization
April 1, 2005	Magyar Telekom announced financial closing of the acquisition of Telekom Montenegro majority stake
April 6, 2005	Magyar Telekom announced that Telekom Montenegro held a General Meeting in Podgorica, where the new Board of Directors have been elected. Magyar Telekom nominated 6 candidates to the 7-member Board.
April 27, 2005	Magyar Telekom published resolutions of its Annual General Meeting
May 2, 2005	Magyar Telekom announced that the change of the Group’s name and brand strategy will take place within few days, upon the registration of the Court of Registry
May 6, 2005	The Court of Registry has registered the new name of Matáv and its subsidiaries.
May 20, 2005	Magyar Telekom announced the refinancing of its expiring loan through a financing agreement with Deutsche Telekom in the amount of HUF 40 billion.
May 24, 2005	Magyar Telekom announced the inauguration of its Shares Service Center (EurAccount Ltd.), providing financial and accounting services for the members of Magyar Telekom Group.
May 24, 2005	Magyar Telekom announced the closing of its public offer to acquire the remaining shares in Telekom Montenegro.
May 31, 2005	Makedonski Telekommunikacii AD held its General Meeting and among other items it has made a decision on dividend payment in a total amount of MKD 5.8 billion.
June 1, 2005	Magyar Telekom signed two loan agreements with Deutsche Telekom Group for Hungarian forint-denominated loans. The loans will be used to partially finance Magyar Telekom’s dividend payment.
June 30, 2005	Dr. Mihály Patai, member of Magyar Telekom’s Board of Directors sold 58,190 Magyar Telekom shares.
July 7, 2005	Elek Straub, Chairman and Chief Executive Officer of Magyar Telekom exercised his option to buy Magyar Telekom shares and he subsequently sold the shares on the Budapest Stock Exchange.
July 25, 2005	The Board of the Hungarian National Regulatory Authority has published its resolution regarding the mobile termination fees of T-Mobile Hungary.
August 17, 2005	Elek Straub, Chairman and Chief Executive Officer of Magyar Telekom’s Board of Directors sold Magyar Telekom shares.
August 30, 2005	Due to options exercised as part of the company’s management incentive program the number of treasury shares held by Magyar Telekom declined.
September 1, 2005	The number of treasury shares held by Magyar Telekom declined.

September 2, 2005	The number of treasury shares held by Magyar Telekom declined.
September 5, 2005	Magyar Telekom announced the departure of Mr. András Sugár, the Chief Executive Officer of T-Mobile Hungary.
September 5, 2005	The number of treasury shares held by Magyar Telekom declined.
September 6, 2005	The number of treasury shares held by Magyar Telekom declined.
September 8, 2005	The number of treasury shares held by Magyar Telekom declined.
September 21, 2005	The number of treasury shares held by Magyar Telekom declined.
September 26, 2005	The number of treasury shares held by Magyar Telekom declined.
September 28, 2005	The number of treasury shares held by Magyar Telekom declined.
September 30, 2005	The number of treasury shares held by Magyar Telekom declined.
October 4, 2005	The number of treasury shares held by Magyar Telekom declined.
October 6, 2005	The number of treasury shares held by Magyar Telekom declined.
October 6, 2005	Magyar Telekom’s Board of Directors proposed the merger of Magyar Telekom and T-Mobile Hungary.
October 7, 2005	The Board of Directors of Magyar Telekom convened the Company’s Extraordinary General Meeting to take place on November 7, 2005.
October 12, 2005	The number of treasury shares held by Magyar Telekom declined.
October 18, 2005	The Hungarian Government selected the consortium of T-Mobile Hungary and Magyar Telekom to build and operate the nation-wide EDR system in Hungary.

Magyar Telekom Rt. publishes its announcements in Magyar Tokepiac.

Change in the organizational structure

There was no significant change in the organizational structure.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: November 9, 2005